UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact March | 2020

Covid-19 Response Update

São Paulo, March 24, 2020 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL) announces today additional measures in response to the decreased travel demand due to Covid-19.

“As the Covid-19 situation continues to evolve, our priority is the health and safety of our crewmembers and customers. We are taking immediate action to reduce our costs to reflect the slowdown we are seeing in the Brazilian economy while preserving our cash position. I would like to express my deep gratitude to our crewmembers for their outstanding efforts to support Azul and the role we play in Brazilian aviation. We are Brazil’s largest domestic carrier in terms of departures, cities served, and have an order for Brazilian-made Embraer aircraft. We entered this crisis as one of the most profitable airlines in the region and I am confident that we will come out of this crisis stronger”, said John Rodgerson, CEO of Azul.

Capacity Adjustments

The containment and quarantine measures that are being implemented across the country are significantly limiting the mobility of our customers, crewmembers and business partners, making our operation unfeasible in several routes we serve.  As a result, from March 25th to April 30th we expect to operate 70 non-stop flights per day to 25 cities, representing a 90% reduction of total capacity compared to plan. We are working with the Brazilian government to ensure that aviation infrastructure remains open for us to operate a reduced network reliably, allowing for the critical movement of people and goods.

Fixed costs reduction

In addition to the fixed costs reduction initiatives announced on March 16th, the company is reducing its payroll expense by ~65% in April 2020 through the following initiatives:

•       An increase of crewmembers joining the Company’s voluntary unpaid leave program totaling over 7,500 approved requests as of today, more than half of our workforce

•       A 50% pay cut for executive officers and directors and a 25% salary reduction for managers

Balance sheet and cash flow

In addition to taking aggressive steps to reduce operating costs, the Company is also working to strengthen its liquidity position by preserving cash, including:

•       Actively managing all areas of working capital

•       Eliminating all non-critical capital spend

•       Negotiating new payment terms with its partners

•       Discussing new credit facilities with financial institutions

The company is confident that its profitable business model and strong cash position and balance sheet going into the crisis will enable it to weather the economic impact of COVID-19.

Azul will inform the market as soon as more information becomes available.

Material Fact March | 2020

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 142 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 24, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer